SCHEDULE 13G
Page 1 of 4
Filing for 1998

ASTRONICS CORPORTION
Cusip # 046433108
AMENDMENT NO. 5

ASTRONICS CORPORATION
Cusip Number   046433108
Page 2 of 4


1.NAME OF REPORTING PERSON
S.S.  or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Wilen Management Company,Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)**

3.SEC USE ONLY

4.CITIZIN OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING
PERSON WITH:

5.  SOLE VOTING POWER
352,206 Shares

6.  SHARED VOTING POWER
NONE

7.  SOLE DISPOSITIVE POWER
352,206 Shares

8.  SHARES DISPOSTIVE POWER
NONE

9.AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH PERSON

352,206 Shares

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

N/A

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.9%

12.TYPE OF REPORTING PERSON*

IA

ASTRONICS CORPORATION
Cusip Number   046433108
Page 3 of 4

Item 1.   Security and Issuer:

This statement relates to the common stock of Astronics Corporation ("The Issuer") 1801 Elmwood Avenue, Buffalo, New York 14207

Item 2.   Identity and Background:

(a)Name of Person Filing: Wilen Management Company, Inc.

(b)Address of Principal Business Office:
2360 West Joppa Road, Suite 226
Lutherville, MD  21093

(c)Citizenship or Place of Organization:   Maryland

(d)Title of Class of Securities:  Common Stock

(e)CUSIP Number:  046433108


Item 3.:

The Entity Filing is an Investment Adviser registered under
section 203 of the Investment Advisers Act of 1940.


Item 4.  Ownership:

(a)Amount Beneficially Owned:  352,206 shares

(b)Percent of class:  5.9%

(c)Number of Shares as to which such entity has:
(i)Sole power to vote or to direct the vote:  352,206 shares
(ii)Shared power to vote or to direct the vote:  None
(iii)Sole power to dispose or to direct the disposition of: 352,206 shares.
(iv)shared power to dispose or to direct the disposition of:  None


Item 5.  Ownership of Five Percent or Less of a Class of Securities:
Not Applicable

ASTRONICS CORPORATION
Page 4 of 4
Cusip Number   046433108


Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of Subsidiaries which acquired the security being reported on by the Parent Holding Company:

Not Applicable

Item 8.    Identification and Classification of Members of the Group:

Not Applicable

Item 9.    Notice of Dissolution of Group:

Not Applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 5th day of February, 1999.

_________________________________
Signature


James Wilen, President
Wilen Management Company, Inc.